EXHIBIT 99.1

STAR BULK CARRIERS CORP.
REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2015

ATHENS, GREECE, June 30, 2015 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter ended March 31, 2015.

Financial Highlights

	Three months ended	Three months ended
(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	March 31, 2015	March 31, 2014
Total Revenues	$45,501	$20,179
EBITDA (1)	$(11,564)	$6,741
Adjusted EBITDA (1)	$(5,638)	$7,796
Net loss	$(40,176)	$(878)
Adjusted Net income / (loss)	$(30,303)	$1,743
Loss per share basic and diluted	$(0.26)	$(0.03)
Adjusted earnings/ (loss) per share basic and diluted	$(0.20)	$0.06
Average Number of Vessels	65.1	15.8
Time Charter Equivalent Rate ("TCE")	$6,866	$14,343
Average OPEX per day per vessel	$4,739	$5,629
Average daily Net Cash G&A expenses per vessel (2)	$1,130	$1,473
(1)	See the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
(2)	Average daily Net Cash G&A expenses per vessel is calculated by deducting Management fee Income and adding the Management fee expense in General and Administrative expenses (net of stock based compensation expense) and then dividing with the ownership days.

Petros Pappas, Chief Executive Officer of Star Bulk, commented: “In the first quarter of 2015 we have witnessed a new historical low of the dry bulk market, which has clearly impacted our financial performance as well as that of other companies in the dry bulk market. Amidst this weak market environment, we continue to take proactive measures in order to control costs, enhance our liquidity position and safeguard long term shareholder value.
We remain committed to be among the lowest cost operators in the industry. Our average daily operating expenses per vessel were $4,439 for Q1 2015, reduced by 7% compared to the full year 2014 amount of $4,750 per day. Similarly, our average daily net cash G&A expenses per vessel for Q1 2015 were $1,130, reduced by 22% versus $1,440 per day for full year 2014, demonstrating the effect of economies of scale on our bottom line.
In order to proactively enhance our liquidity position, we tapped the capital markets in May 2015, raising a total $180 million of additional common equity. This capital raise was supported again by our major shareholders, Oaktree Capital Management, Monarch Alternative Capital, my family and business associates, as well as many reputable institutional investors.
Furthermore, we have agreed to delay the delivery of our remaining newbuilding vessels by a total of 77 months, or approximately 3.3 months per vessel, deferring $288.0 million of newbuilding installments from 2015 to 2016. This initiative has boosted our liquidity position in 2015 and has enhanced the resale value of many of our newbuilding vessels, since they will be one year younger than we had previously expected. In addition, we have agreed the cancellation of one newbuilding vessel without incurring penalties and have thus reduced our expected equity capital expenditures by $11.6 million.
As part of our fleet renewal plan, since January 1, 2015, we have successfully disposed of eight older vessels for total gross proceeds of $42.7 million. In addition, we have completed the acquisition of the last six vessels from the fleet of Excel Maritime and have taken delivery of nine newbuilding vessels. As of today, 25 newbuilding vessels are due for delivery over the next 18 months with relevant capital obligations fully financed.
We have also agreed with our lenders to the relaxation and waiver of certain key financial covenants until December 31, 2016, proactively dealing with compliance issues we thought were possible in the future.
While rates remain low, there have been some positive developments on the supply side, with record scrapping levels, high slippage, minimal ordering, diminishing orderbook and, notably, negative Capesize fleet growth year to date.
In my experience, due to the cyclical nature of the shipping business a deep and prolonged market downturn is usually followed by a steep and sustainable recovery. Overall, the actions we have taken so far have allowed us to protect our asset base and navigate safely through turbulent waters. We continue to work so as to ensure that Star Bulk is favorably positioned for the next upturn of the shipping cycle.”

Existing On the Water Fleet Profile

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Gargantua	Newcastlemax	209,529	2015	2-Apr-15
2	Deep Blue	Capesize	182,608	2015	27-May-15
3	Leviathan	Capesize	182,511	2014	19-Sep-14
4	Peloreus	Capesize	182,496	2014	22-Jul-14
5	Indomitable	Capesize	182,476	2015	8-Jan-15
6	Obelix	Capesize	181,433	2011	11-Jul-14
7	Christine	Capesize	180,274	2010	31-Oct-14
8	Sandra	Capesize	180,274	2008	29-Dec-14
9	Pantagruel	Capesize	180,181	2004	11-Jul-14
10	Star Borealis	Capesize	179,678	2011	9-Sep-11
11	Star Polaris	Capesize	179,600	2011	14-Nov-11
12	Star Angie	Capesize	177,931	2007	29-Oct-14
13	Big Fish	Capesize	177,643	2004	11-Jul-14
14	Kymopolia	Capesize	176,990	2006	11-Jul-14
15	Big Bang	Capesize	174,109	2007	11-Jul-14
16	Star Aurora	Capesize	171,199	2000	8-Sep-10
17	Lowlands Beilun	Capesize	170,162	1999	29-Dec-14
18	Star Eleonora	Capesize	164,218	2001	3-Dec-14
19	Star Monisha	Capesize	164,218	2001	2-Feb-15
20	Amami	Post Panamax	98,681	2011	11-Jul-14
21	Madredeus	Post Panamax	98,681	2011	11-Jul-14
22	Star Sirius	Post Panamax	98,681	2011	7-Mar-14
23	Star Vega	Post Panamax	98,681	2011	13-Feb-14
24	Star Angelina	Kamsarmax	82,981	2006	5-Dec-14
25	Star Gwyneth	Kamsarmax	82,790	2006	5-Dec-14
26	Star Kamila	Kamsarmax	82,769	2005	3-Sep-14
27	Pendulum	Kamsarmax	82,619	2006	11-Jul-14
28	Star Maria	Kamsarmax	82,598	2007	5-Nov-14
29	Star Markella	Kamsarmax	82,594	2007	29-Sep-14
30	Star Danai	Kamsarmax	82,574	2006	21-Oct-14
31	Star Georgia	Kamsarmax	82,298	2006	14-Oct-14
32	Star Sophia	Kamsarmax	82,269	2007	31-Oct-14
33	Star Mariella	Kamsarmax	82,266	2006	19-Sep-14
34	Star Moira	Kamsarmax	82,257	2006	19-Nov-14
35	Star Nina	Kamsarmax	82,224	2006	5-Jan-15
36	Star Renee	Kamsarmax	82,221	2006	19-Dec-14
37	Star Nasia	Kamsarmax	82,220	2006	29-Aug-14
38	Star Laura	Kamsarmax	82,209	2006	9-Dec-14
39	Star Jennifer	Kamsarmax	82,209	2006	15-Apr-15
40	Star Helena	Kamsarmax	82,187	2006	29-Dec-14
41	Mercurial Virgo	Kamsarmax	81,545	2013	11-Jul-14

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
42	Magnum Opus	Kamsarmax	81,022	2014	11-Jul-14
43	Tsu Ebisu	Kamsarmax	81,001	2014	11-Jul-14
44	Star Iris	Panamax	76,466	2004	8-Sep-14
45	Star Aline	Panamax	76,429	2004	4-Sep-14
46	Star Emily	Panamax	76,417	2004	16-Sep-14
47	Star Natalie	Panamax	73,798	1998	29-Aug-14
48	Star Nicole	Panamax	73,751	1997	14-Jan-15
49	Star Vanessa	Panamax	72,493	1999	7-Nov-14
50	Star Claudia	Panamax	71,662	1997	20-Jan-15
51	Idee Fixe	Ultramax	63,458	2015	25-Mar-15
52	Roberta	Ultramax	63,426	2015	31-Mar-15
53	Laura	Ultramax	63,399	2015	7-Apr-15
54	Kaley	Ultramax	63,283	2015	26-Jun-15
55	Star Challenger	Ultramax	61,462	2012	12-Dec-13
56	Star Fighter	Ultramax	61,455	2013	30-Dec-13
57	Honey Badger	Ultramax	61,297	2015	27-Feb-15
58	Wolverine	Ultramax	61,297	2015	27-Feb-15
59	Maiden Voyage	Supramax	58,722	2012	11-Jul-14
60	Strange Attractor	Supramax	55,742	2006	11-Jul-14
61	Star Omicron	Supramax	53,489	2005	17-Apr-08
62	Star Gamma	Supramax	53,098	2002	4-Jan-08
63	Star Zeta	Supramax	52,994	2003	2-Jan-08
64	Star Delta	Supramax	52,434	2000	2-Jan-08
65	Star Theta	Supramax	52,425	2003	6-Dec-07
66	Star Epsilon	Supramax	52,402	2001	3-Dec-07
67	Star Cosmo	Supramax	52,246	2005	1-Jul-08
68	Star Kappa	Supramax	52,055	2001	14-Dec-07
69	Star Michele	Handymax	45,588	1998	14-Oct-14
		Total dwt:	7,038,395

Newbuilding Vessels

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN NE 167 (tbn Goliath)	Newcastlemax	209,000	NACKS, China	July 2015
2	HN NE 184 (tbn Maharaj)	Newcastlemax	209,000	NACKS, China	July 2015
3	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	March 2016
4	HN 1359 (tbn Star Marisa)	Newcastlemax	208,000	SWS, China	November 2015
5	HN 1372 (tbn Star Libra)	Newcastlemax	208,000	SWS, China	November 2015
6	HN 1360 (tbn Star Ariadne)	Newcastlemax	208,000	SWS, China	February 2016
7	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	March 2016
8	HN 1371 (tbn Star Virgo)	Newcastlemax	208,000	SWS, China	February 2016
9	HN 1361 (tbn Star Magnanimus)	Newcastlemax	208,000	SWS, China	May 2016
10	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	March 2016
11	HN 1363 (tbn Star Chaucer)	Newcastlemax	208,000	SWS, China	September 2016
12	HN 5055 (tbn Behemoth)	Capesize	182,000	JMU, Japan	January 2016
13	HN 5056 (tbn Megalodon)	Capesize	182,000	JMU, Japan	January 2016
14	HN 1312 (tbn Bruno Marks)	Capesize	180,000	SWS, China	September 2015
15	HN 1313 (tbn Jenmark)	Capesize	180,000	SWS, China	October 2015
16	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	November 2015
17	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	March 2016
18	HN 1080 (tbn Kennadi)	Ultramax	64,000	New Yangzijiang, China	January 2016
19	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	February 2016
20	HN 1082 (tbn Night Owl)	Ultramax	64,000	New Yangzijiang, China	March 2016
21	HN 1083 (tbn Early Bird)	Ultramax	64,000	New Yangzijiang, China	April 2016
22	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS, China	October 2015
23	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	January 2016
24	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	JMU, Japan	September 2015
25	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU, Japan	September 2015
		Total dwt:	3,873,000

Third Party Vessel Under Management
Vessel Name	Type	DWT	Year Built
Serenity I	Supramax	53,688	2006
	Total	53,688

Recent Developments
1.	Update on Financing
At this stage, we have secured financing for 24 out of the 25 newbuilding vessels under construction, and we are currently in the final stages of negotiating the terms for the financing of the newbuilding vessel HN 1343 (tbn Star Leo).

2.	Vessel deliveries
a)	Delivery of newbuilding vessels:
(i)	On April 2, 2015, we took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). The delivery instalment of $37.7 million was partially financed by $32.4 million drawn down under the DNB-SEB-CEXIM $227.5 million term loan facility and the remaining amount was financed by using existing cash.
(ii)	On May 27, 2015, we took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $35.0 million was partially financed by $28.7 million drawn in May, 2015 under the DVB $31.0 million facility.
(iii)	On April 7, 2015, we took delivery of the Ultramax vessel Laura (ex –HN 1062), which was subject to a bareboat charter agreement (which we are accounting for as a capital lease) with New YJ Builders.
(iv)	On June 26, 2015, we took delivery of the Ultramax vessel Kaley (ex –HN1064), which was subject to a bareboat charter agreement (which we are accounting for as a capital lease) with New YJ Builders.

b)	Excel Vessel deliveries: On April 15, 2015, we took delivery of the final Excel Kamsarmax vessel, Star Jennifer (ex Ore Hansa), from Excel Maritime Carriers LLC (“Excel”) in exchange for 993,161 of our common shares and $9.2 million in cash, completing the acquisitions of 34 vessels (the “Excel Vessels”) from Excel under the transactions announced on August 19, 2014 (the “Excel Transactions”).

3.	Vessel sales
On April 17, 2015, May 18, 2015 and June 5, 2015 we entered into separate agreements with third parties to sell the vessels Star Big, Star Christianna and Star Mega, at market terms. The vessels were delivered to their new owners on June 4, 2015, June 23, 2015 and June 17, 2015, respectively.

4.	Other subsequent events
a)	Equity Offering: On May 18, 2015, we completed a public offering of 56,250,000 common shares, at a price of $3.20 per share. The aggregate proceeds, net of placement agent fees and offering expenses, were approximately $176.0 million. The net proceeds from the offering are expected to be used for general corporate purposes. These general corporate purposes may include, among others things, additions to our working capital, capital expenditures (which includes payments under our newbuilding program), repayment of debt or the financing of possible acquisitions and investments. After giving effect to this offering and assuming all 29,917,312 common shares comprising the consideration to Excel in the Excel Transactions (the “Excel Vessel Share Consideration”) are distributed by Excel to its equityholders, Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients, Monarch Alternative Capital LP and certain of its advisory clients and affiliates of the family of Mr. Petros Pappas own approximately 52.5%, 5.2%, and 5.8%, respectively, of our outstanding common shares.

First Quarter 2015 and 2014 Results (*)
(*)            Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records.
For the first quarter of 2015, total voyage revenues were $45.4 million compared to $19.4 million for the first quarter of 2014. This increase is mainly attributed to the increase of the average number of vessels to 65.1 in the first quarter of 2015, from 15.8 vessels in the first quarter of 2014, as a result of the acquisition of Oceanbulk Carriers LLC and Oceanbulk Shipping LLC (collectively “Oceanbulk”), two ship-owning entities affiliated with the family of Mr. Pappas (the “Pappas Companies”), two vessels from Heron Ventures Ltd. (the “Heron Vessels”), the 33 Excel Vessels  and the deliveries of certain of our newbuilding Vessels. The increase in voyage revenues from the additional vessels was offset partially by significantly lower charterhire rates prevailing in the dry bulk market during the first quarter of 2015, compared to the first quarter of 2014.

Management fee income during the first quarter of 2015 was $0.1 million compared to $0.8 million for the first quarter of 2014. This decrease is mainly due to the decrease in the average number of third and related party vessels under management to 1.0 vessel in the first quarter of 2015 from 11.8 vessels in the first quarter of 2014. As a result of the acquisition of Oceanbulk and the Pappas Companies, 11 vessels under our management that were part of the fleet of Oceanbulk became part of our fleet as of July 11, 2014, and we therefore stopped receiving fees for the management of these vessels.
For the first quarter of 2015, operating loss was $33.9 million compared to operating income of $0.6 million for the first quarter of 2014, due primarily to lower charterhire rates for dry bulk carrier vessels.
Net loss for the first quarter of 2015, was $40.2 million, or $0.26 loss per basic and diluted share, calculated on 153,471,655 weighted average number of basic and diluted shares. Net loss for the first quarter of 2014 was $0.9 million, or $0.03 loss per basic and diluted share, based on 28,849,559 weighted average number of basic and diluted shares.
Net loss for the first quarter of 2015 mainly included the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $3.9 million, or $0.03 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011 (Star Big and Star Mega), vessels acquired as part of the acquisition of Oceanbulk in July 2014 (Amami and Madredeus) and three Excel Vessels (Christine, Sandra and Lowlands Beilun). These assets are amortized over the respective charter parties΄ duration as a decrease to voyage revenues;
—	Expenses of $0.9 million, or $0.01 per basic and diluted share, relating to the stock based compensation recognized in connection with the shares issued to our directors and employees;
—	Impairment loss of $1.1 million, or $0.01 per basic and diluted share relating to vessel Star Monika following her classification as held for sale as of March 31, 2015 (delivered to her new owners on April 7, 2015);
—	Write off of above market acquired time charter of $2.1 million, or $0.01 per basic and diluted share, relating to the write-off of the unamortized fair value of the above market acquired time charter of Star Big on vessel’s redelivery, which took place in connection with its sale and delivery to her new owners on June 4, 2015;
—	Loss on sale of vessels of $2.1 million , or $0.01 per basic and diluted share, relating to the sale of vessels Star Kim, Star Julia, Star Tatianna and Rodon, which were delivered to their new owners during the first quarter of 2015;
—	Equity in income of investee of $0.2 million, or $0.001 per basic and diluted share

Excluding these non-cash items, net loss for the first quarter of 2015 would have been $30.3 million, or $0.20 loss, per basic and diluted share, based on 153,471,655 weighted average number of basic and diluted shares.

Net loss for the first quarter of 2014 includes the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $1.6 million, or $0.05 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011 (Star Big and Star Mega), which are amortized over their remaining period as a decrease to voyage revenues.
—	Expenses of $0.9 million, or $0.03 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.
—	Unrealized loss of $0.2 million, or $0.01 per basic and diluted share, in connection with the mark to market valuation of our derivatives, which had not been designated as cash flow hedges.

Excluding these non-cash items, net income for the first quarter of 2014 would have been $1.7 million, or $0.06 earnings per basic and diluted share, based on 28,849,559 weighted average number of basic and diluted shares.

Adjusted EBITDA for the first quarter of 2015 and 2014, excluding the above items, was $(5.6) million and $7.8 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.
We owned and operated an average of 65.1 and 15.8 vessels during the first quarter of 2015 and 2014, respectively, which earned an average Time Charter Equivalent, or (“TCE”) daily rate of $6,866 and $14,343, respectively. We refer you to footnote 8 under the heading "Summary of Selected Data” set forth below for information regarding our calculation of TCE rates.
For the first quarter of 2015, voyage expenses were $17.7 million, compared to $2.4 million for the first quarter of 2014. The increase in voyage expenses was due to the increase in the average number of vessels in the first quarter of 2015, as a result of the acquisition of Oceanbulk, the Pappas Companies, the two Heron Vessels, the Excel Vessels and the deliveries of certain of our newbuilding vessels as well as the increased level of spot market activity, which are associated with higher voyage expenses than time charters.
For the first quarter of 2015 and 2014, vessel operating expenses totalled $27.8 million and $8.0 million, respectively. The increase in operating expenses is mainly due to higher average number of vessels in the first quarter of 2015 compared to the first quarter of 2014. Our average daily operating expenses per vessel for the first quarter of 2015 were $4,739, compared to $5,629 during the first quarter of 2014, representing a 16% reduction as a result of synergies and economies of scale from operating a larger fleet. In addition, vessel operating expenses for the first quarter of 2015 and 2014 include $1.8 million and $0.4 million, respectively, of one time pre-delivery and pre-joining expenses incurred in connection with the delivery of the new vessels in our fleet during each period. Pre-joining and pre-delivery expenses relate to the expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery. Excluding this amount, our average daily operating expenses per vessel for the first quarter of 2015 and 2014 were $4,439, versus $5,342 during the first quarter of 2014, representing a 17% reduction.

Dry docking expenses for the first quarter of 2015 and 2014 were $2.9 million and $0.7 million, respectively. During the first quarter of 2015, five of our vessels (consisting of three Supramax, one Capesize and one Kamsarmax), underwent their periodic dry docking surveys. During the first quarter of 2014, only one Supramax vessel underwent its periodic dry docking survey, resulting in $0.5 million of dry docking cost for this vessel in such period.
Depreciation expense increased to $18.3 million for the first quarter of 2015, compared to $4.7 million for the first quarter of 2014. The increase was due to the higher average number of vessels in the first quarter of 2015 compared to the first quarter of 2014, offset partially by an increase in the estimated scrap rate per light weight ton from $200 to $300, effective as of January 1, 2015, following management’s reassessment based on the historical average demolition prices prevailing in the market.
Management fees for the first quarter 2015 were $2.0 million. As of January 1, 2015, we engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third party company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel, which is designed to approximate the cost of providing such services to us. SPS will offer procurement services to a potential fleet of approximately 140 vessels, including those of a product tanker company and a containership company (each of which is controlled by affiliates of Mr. Pappas and of Oaktree) as well as ours, which we expect will allow us to benefit from synergies created by SPS through economies of scale on the operating expenses and the dry docking costs of the vessels. In addition, three of the Excel Vessels (Christine, Sandra and Lowlands Beilun), which were acquired with attached time charters, are managed by Maryville Maritime Inc. (“Maryville”) until the expirations of their existing time charter agreements (two of which expire in August and one in October 2015) at a monthly fee of $17,500 per vessel.
General and administrative expenses during the first quarter of 2015 increased to $5.6 million compared to $3.8 million during the first quarter of 2014. This increase was mainly due to a 76% increase in our average number of employees during the first quarter of 2015 compared to the same period in 2014, due to the increased number of vessels. Our average daily net cash general and administrative expenses per vessel for the first quarter of 2015 were $1,130 compared to $1,473 during the first quarter of 2014, representing 23% reduction, as a result of synergies and economies of scale from operating a larger fleet.
On March 16, 2015, we entered into an agreement with a third party to sell the vessel Star Monika, which was delivered to her new owners on April 7, 2015. As of March 31, 2015, the vessel met the criteria for classification as held for sale and we recognized an impairment loss of $1.1 million in the first quarter of 2015.
During the first quarter of 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of Star Big due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.
For the first quarter of 2015, other operational gain was $0.04 million. For the first quarter of 2014, other operational gain was $0.2 million, representing gain from a hull and machinery claim.
During the first quarter of 2015 we sold the vessels Star Kim, Star Julia, Star Tatianna and Rodon and recognized a loss in connection with the sales of $2.1 million, in aggregate.

Interest and finance costs for the first quarter of 2015 and 2014 were $6.4 million and $1.4 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $860.8 million for the first quarter of 2015, including $50.0 million under the 8.00% Senior Notes and $41.3 million under capital lease obligations, compared to $213.0 million for the first quarter of 2014. In addition, for the first quarter of 2015, interest and finance costs included $1.1 million representing realized loss on interest rate swaps. No interest swap loss was included in interest and finance costs for the first quarter of 2014, since at that time our interest rate swap agreements were not in effect. Interest and finance costs for the first quarter of 2015 and 2014 also included interest capitalized from general debt of $3.4 million and $0.6 million, respectively, in connection with the payments made for our newbuilding vessels.
During the first quarter of 2015, we recorded $0.5 million of loss on debt extinguishment, in connection with the non-cash write off of unamortized deferred finance charges due to the prepayment in full in January 2015, the then outstanding amount of $18.7 million bridge facility that was extended by affiliates of the owners of Excel Maritime (including affiliates of Oaktree) in order to finance, in part, our acquisition of the Excel Vessels (the “Excel Vessel Bridge Facility”).
During the first quarter of 2014, we recorded a loss on derivative financial instrument of $0.2 million in connection with the mark to market valuation of our derivatives, which at that time had not been designated as cash flow hedges. Effective August 31, 2014, we designated all of our interest rate swaps as cash flow hedges and any change in the fair value of these swaps, after the hedging designation is recorded in equity to the extent these hedges were effective. As a result, no loss was recorded in the first quarter of 2015, since our interest rate swaps were effective as cash flow hedges.

Liquidity and Capital Resources
Cash Flows
Net cash used in operating activities for the first quarter of 2015 was $8.6 million. Net cash provided by operating activities for the first quarter of 2014 was $1.5 million. The TCE rate for the first quarter of 2015 and 2014 was $6,866 and $14,343, respectively.
Net cash used in investing activities for the first quarter of 2015 and 2014 was $147.8 million and $75.7 million, respectively.
For the first quarter of 2015, net cash used in investing activities consisted of:
—	$90.9 million paid for advances and other capitalized expenses for our newbuilding vessels,
—	$43.4 million paid for the two newbuilding vessels delivered (Roberta and Idee Fixe), which are subject to bareboat charters, which we are accounting for as capital leases,
—	$30.3 million paid for the acquisition of five of the Excel Vessels, and
—	a net increase of $0.1 million in restricted cash,
offset by:
—	$16.9 million of proceeds from the sale of Star Kim, Star Julia, Star Tatianna and Rodon and the advance received for the sale of Star Monika, which was completed in April 2015.

For the first quarter of 2014, net cash used in investing activities included:
—	$12.7 million paid for advances and other capitalized expenses for our newbuilding vessels,
—	$60.3 million paid for the acquisition of secondhand vessels and other fixed assets, and
—	a net increase of $3.1 million in restricted cash,
offset by:
—	$0.3 million of hull and machinery insurance proceeds.

Net cash provided by financing activities for the first quarter of 2015 and 2014 was $282.8 million and $68.6 million, respectively.
For the first quarter of 2015, net cash provided by financing activities consisted of:
—	proceeds from bank loans and the Excel Vessel Bridge Facility for an aggregate of $114.6 million for the financing of: (a) delivery installments for two of our newbuilding vessels which were delivered in February 2015, (b) cash consideration for the acquisition of five remaining Excel Vessels and (c) the repayment in full of the Excel Vessel Bridge Facility,
—	capital lease obligations of $41.4 million, relating to two newbuildings delivered in March 2015, under bareboat charters, and
—	proceeds from a public offering of our common shares, net of underwriting discounts and commissions amounting to $242.2 million less offering expenses of $0.5 million offset by:
—	financing fees paid of $4.5 million and
—	an aggregate of $110.3 million paid in connection with regular amortization of outstanding vessel financings, capital lease installments and the repayment in full of the Excel Vessel Bridge Facility.

For the first quarter of 2014, net cash provided by financing activities consisted of:
—	proceeds from bank loans of $74.0 million
offset by:
—	loan installment payments of $4.5 million and
—	$0.9 million of financing fees paid.

Summary of Selected Data
(TCE rates expressed in U.S. dollars)
	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Average number of vessels (1)	65.1	15.8
Number of vessels (2)	68	17
Average age of operational fleet (in years) (3)	8.5	9.0
Ownership days (4)	5,863	1,422
Available days (5)	5,759	1,403
Voyage days for fleet (6)	4,602	1,290
Fleet utilization (7)	79.9%	91.9%
Average per-day TCE rate (8)	$6,866	$14,343
Average per day OPEX per vessel (9)	$4,739	$5,629
Average daily Net Cash G&A expenses per vessel (10)	$1,130	$1,473

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of the periods reported.
(3)	Average age of operational fleet is calculated as of March 31, 2015 and 2014, respectively.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys.
(6)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys).
(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.
(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance.
(9)	Average daily OPEX per vessel is calculated by dividing vessel operating expenses by ownership days.
(10)	Average daily Net Cash G&A expenses per vessel is calculated by deducting Management fee Income and adding the Management fee expense in General and Administrative expenses (net of stock based compensation expense) and then dividing with the ownership days.

Unaudited Consolidated Statement of Operations
(Expressed in thousands of U.S. dollars except for share and per share data)	Three months ended March 31, 2015	Three months ended March 31, 2014

Revenues:
Voyage Revenues	$45,433	$19,381
Management Fee Income	68	798
Total revenues	45,501	20,179

Expenses:
Voyage expenses	(17,746)	(2,445)
Vessel operating expenses	(27,783)	(8,005)
Dry-docking expenses	(2,866)	(690)
Depreciation	(18,284)	(4,679)
Management fees	(1,989)	-
General and administrative expenses	(5,563)	(3,790)
Vessel impairment loss	(1,080)	-
Write off of the unamortized fair value of above market acquired time charter	(2,114)	-
Other operational gain	40	169
Other operational loss	-	(90)
Loss on sale of vessel	(2,053)	-

Operating income / (loss)	(33,937)	649

Interest and finance costs	(6,432)	(1,363)
Interest and other income	538	(11)
Loss on debt extinguishment	(524)	-
Loss on derivative financial instruments	-	(158)
Total other expenses, net	(6,418)	(1,532)

Loss before equity in investee	(40,355)	(883)

Equity in income of investee	179	5

Net Loss	$(40,176)	$(878)

Loss per share, basic and diluted	$(0.26)	$(0.03)
Weighted average number of shares outstanding, basic and diluted	153,471,655	28,849,559

Unaudited Consolidated Condensed Balance Sheets
(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2015	December 31, 2014
Cash and restricted cash	$215,976	$89,352
Other current assets	43,487	45,078
TOTAL CURRENT ASSETS	259,463	134,430

Advances for vessels under construction and acquisition of vessels and other assets	400,637	454,612
Vessels and other fixed assets, net	1,631,259	1,441,851
Long-term investment	813	634
Restricted cash	10,620	10,620
Fair value of above market acquired time charter	5,884	11,908
Other non-current assets	12,642	8,029
TOTAL ASSETS	$2,321,318	$2,062,084

Current portion of long-term debt (including Excel Vessels Bridge Facility)	$123,545	$96,485
Lease commitments current	2,260	-
Other current liabilities	40,054	43,713
TOTAL CURRENT LIABILITIES	165,859	140,198

Long-term debt (including Excel Vessel Bridge Facility)	692,624	715,308
8% Senior Notes due 2019	50,000	50,000
Lease commitments non-current	39,020	-
Other non-current liabilities	5,325	2,276
TOTAL LIABILITIES	$952,828	$907,782

STOCKHOLDERS' EQUITY	1,368,490	1,154,302

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,321,318	$2,062,084

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2015	Three months ended March 31, 2014

Net cash (used in)/provided by operating activities	$(8,594)	$1,502

Net cash used in investing activities	(147,769)	(75,741)

Net cash provided by financing activities	282,848	68,627

EBITDA and adjusted EBITDA Reconciliation
We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.
We excluded non-cash gains/losses related to sale of vessels, the change in fair value of derivatives, stock-based compensation expense, loss on sales of vessels, the write off of the unamortized fair value of above market acquired time charters, vessel impairment losses and the equity in income of investee to derive adjusted EBITDA. We excluded the above non-cash items and one-time items to derive adjusted EBITDA, because we believe that these items do not reflect the operational cash inflows and outflows of our fleet.
The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2015	Three months ended March 31, 2014
Net cash (used in) /provided by operating activities	$(8,594)	$1,502
Net (increase) /decrease in current assets	(5,445)	6,237
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	3,050	(1,358)
Vessel impairment loss	(1,080)	-
Loss on debt extinguishment	(524)	-
Stock – based compensation	(858)	(897)
Unrealized gains/losses on derivative instruments and change in accrued derivative interest	(37)	(158)
Total other expenses, net	5,912	1,246
Loss on sale of vessel	(2,053)	-
Write off of the unamortized fair value of above market acquired time charter	(2,114)	-
Gain from Hull & Machinery claim	-	169
Equity in income of investee	179	-
EBITDA	$(11,564)	$6,741
Less:
Equity in income of investee	(179)	-
Plus:
Change in fair value of derivatives before hedging designation	-	158
Stock-based compensation	858	897
Loss on sale of vessel	2,053	-
Write off of the unamortized fair value of above market acquired time charter	2,114	-
Vessel impairment loss	1,080	-
Adjusted EBITDA	$(5,638)	$7,796

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, July 1st at 11 a.m., Eastern Time (ET).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."
A replay of the conference call will be available until June 5, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk will have a fleet of 94 vessels, with an aggregate capacity of 11.0 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,588 dwt and 209,529 dwt. Our fleet currently includes 69 operating vessels and 25 newbuilding vessels under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts
Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com